Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s beneficial ownership of the reported securities is comprised of 2,470,935 shares of Common Stock held by Takeda Ventures, Inc., a wholly-owned indirect subsidiary of Takeda Pharmaceutical Company Limited. Takeda Ventures, Inc. is owned directly by Takeda Pharmaceuticals U.S.A., Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly-owned direct subsidiary of Takeda Pharmaceutical Company Limited.